NEWS RELEASE

FOR IMMEDIATE RELEASE

CONFERENCE CALL ANNOUNCEMENT

FOURTH QUARTER 2008 RESULTS AND DISCUSSION

Friday, January 30, 2009

11:00 a.m., Eastern Time

CE Franklin Ltd. will release its earnings report for the Fourth Quarter Ended December 31, 2008, through CNW Group, on Thursday, January 29, 2009 after the close of the market.  It will also be posted on the Company’s website at http://www.cefranklin.com.

The Company will then host its financial analyst conference call on Friday, January 30, 2009 at 11:00 a.m. Eastern Time (9:00 a.m. Mountain Time) to discuss its earnings report for the Fourth Quarter Ended December 31, 2008.

Participants may join the call by dialing 1-416-644-3414 in Toronto or dialing 1-800-733-7571 at the scheduled time of 11:00 a.m. Eastern Time.  For those unable to listen to the live conference call, a replay will be available at approximately 1:00 p.m. Eastern Time on the same day by calling 1-416-640-1917 in Toronto or dialing 1-877-289-8525 and entering the Passcode of 21294300 followed by the pound sign and may be accessed until midnight Monday, February 9, 2008.

The call will also be webcast live at:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2518340.  The webcast will also be available on the Company’s website at http://www.cefranklin.com.

Michael West, President and Chief Executive Officer will lead the discussion and will be accompanied by Mark Schweitzer, Vice President and Chief Financial Officer.  The discussion will be followed by a question and answer period.

About CE Franklin

For more than half a century, CE Franklin has been a leading supplier of products and services to the energy industry. CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada as well as to the oilsands, refining, heavy oil, petrochemical, forestry and mining industries. These products are distributed through its 45 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin.

For Further Information Contact:

Investor Relations

800-345-2858

403-531-5604

investor@cefranklin.com

*****

1900, 300 – 5th Avenue S.W.     Calgary, Alberta, Canada T2P 3C4      (403) 531-5600      Fax: (403) 265-1968